Exhibit 16.1

July 14, 2025

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for The Arena Group Holdings, Inc. and, under the date of April 15, 2025, we reported on the consolidated financial statements of The Arena Group Holdings, Inc. as of and for the year ended December 31, 2024. On July 11, 2025, we were dismissed.

We have read The Arena Group Holdings, Inc.’s statements included under Item 4.01 of its Form 8-K dated July 14, 2025, and we agree with such statements, except that we are not in a position to agree or disagree with The Arena Group Holdings, Inc.’s statements included in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP